MORELLA & ASSOCIATES

A S S O C I A T E S
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA

wjarcher@morellalaw.com
(412) 369-9696 x127

March 23, 2015

<u>**VIA UPS OVERNIGHT DELIVERY**</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

> **Re:** **SW Innovative Holdings, Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed March 13, 2015**
> **File No. 024-10427**

Dear Mr. Spirgel:

This letter is being furnished on behalf of SW Innovative Holdings, Inc. (the "*Company*") in response to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated March19, 2015 to Mr. Norman George, Chief Executive Officer of the Company, with respect to the Company's Amendment No. 5 to Offering Statement on Form 1-A (File No. 024-10427) ("Amendment No. 5"), which was filed with the Commission on March 13, 2015.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers for the comments in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 5 to the Offering Statement (the "Amendment No. 6") which amendment reflects the Company's responses to the comments from the Staff. All page numbers in the responses below refer to Amendment 6, except as otherwise noted. The filing package consists of eight (8) copies of Amendment No. 6, four of which have been marked to show changes from the Offering Statement. One of the unmarked copies has been manually executed.

Risk Factors, page 14

1.   Please provide a risk factor discussing the competitive challenges your business faces from the prepaid non-data wireless market.

Response: The Company has added the requested risk factor. See page 18 of Amendment No.

6. However, in further response to the Comment, the Company notes that it had not included such a risk factor previously because it does not believe it faces significant competition from prepaid non-data wireless providers because the prepaid non-data landline and the pre-paid non-data wireless markets have largely been abandoned by other providers, certainly all the big ones. This is so because there is much more money to be made in serving the "bill as service is used" wireless and internet markets which provide customers with both data and voice communications, where the providers look for ways for their customers to buy more and more service.

On the other hand, the prepaid non-data market is small and very unlikely to grow, so it is not an attractive market for big companies. The Company makes it easy for people who want prepaid service to "jump on and jump off" the service. A customer can end service by not paying the next month's fee, and can resume service by a phone call and paying the fee, which can be done in several convenient ways. Once a prepaid phone card or a prepaid cell phone is used up, the customer has to go to a specific place and buy a new phone card or buy a new phone, which is much less convenient that obtaining service from the Company. Thus, the Company believes that customers who learn about our service will find it more desirable that buying prepaid phone cards or prepaid cell phones.

We will need to increase our computer and interned capacity from time to time, page 15

2.   Please advise what is meant by "our Service Providers require us to deal with them largely using computers."

Response: The Company's service, by contract, piggy-backs on existing landlines and wireless service provided by AT&T and Verizon (the "Service Providers"). Needless to say, both of them want to make as much money as possible, and so both of them want to reduce the amount of paper they have to deal with to an absolute minimum. Thus, they want the Company to interact with them in all matters as much as possible by data communication between the Company's computers and the Service Providers' computers. Clearly the Company has multiple reasons to want to cooperate with its two Service Providers, and it has upgraded its computer systems from time to time and expects to continue to do so in the future in order to most efficiently deal with its Service Providers. Frankly, the history of small companies dealing with large ones is that the large ones change the way they do business from time to time, and the small companies then have to make changes to fit the needs of the big company or lose the business relationship. In the ever changing world of communications and data transfer, the Company has every reason to believe it will have to continue to invest in whatever hardware and software is necessary to continue in business with its two Service Providers.

Use of Proceeds, page 21

3.   We note your disclosure on page 26 that this offering will hopefully provide the cash necessary to expand your products into data service. Please expand your disclosure in the use of proceeds to discuss how much of the proceeds are being earmarked for this purpose.

Response: The Company respectful states that it believes the Staff has misread the disclosure on page 26 relating to potential expansion of its products into data service. The Company believes that the disclosure says that it would like to provide data service to its customers, but currently lacks the cash needed to do that and that it hopes to obtain the cash from the income that will be generated by the increase in revenue which it expects to occur as a result of the use of the proceeds of this offering in the manner described under "Use of Proceeds". The Company does not believe that the disclosure states that the proceed of this offering will be used for that purpose.

Our Challenge, page 25

4.   Please provide your basis for your estimate that you need approximately 1,000 customers to become profitable.

Response: The Company reviewed available financial information about companies in the prepaid telephone business, determined what it believes is competitive pricing for its services and its fixed costs, and estimated the cost of a marketing plan to attract customers. The Company then built a model of its business and determined that it needed approximately 1,000 paying subscribers to reach break-even.

Our Management

Compensation of Officers and Directors, page 28

5.   Please revise your disclosure to clarify whether the salaries paid to Mr. George and Michels are paid in cash, paid in stock or accrued.

Response: The Company has made the requested disclosure. See page 28 of Amendment No. 6.

If you have any questions concerning the above, please call the undersigned.

Very truly yours,



Warren J. Archer

WJA/dlp
Enclosures

cc: Ms. Emily Drazan
    Mr. Robert Littlepage
    Ms. Christie Wong
    Mr. Norman George